UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:       April 20,
2012
of Management Investment Companies           Estimate average burden
hours
                                               per response . . . . .
2.00
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    ------------------------
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1. Investment Company Act File Number:        Date examination
completed:

811-05430	                                  March 31, 2009

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2. State Identification Number:

AL             AK             AZ             AR             CA
CO
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA X
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

SSgA Funds
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4. Address of principal executive office
(number,street,city,state,zip code):

900 A Street
Tacoma, WA 98402



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of the SSgA Funds

	We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that SSgA Funds, comprising SSgA Money Market Fund, SSgA US Government Money Market Fund, SSgA Prime Money Market Fund, SSgA Tax Free Money Market Fund, SSgA US Treasury Money Market Fund, SSgA Bond Market Fund, SSgA Intermediate Fund, SSgA High Yield Bond Fund, SSgA Disciplined Equity Fund, SSgA Small Cap Fund, SSgA Tuckerman Active REIT Fund, SSgA IAM Shares Fund, SSgA Directional Core Equity Fund, SSgA Enhanced Small Cap Fund, SSgA Emerging Markets Fund, SSgA International Stock Selection Fund, SSgA Core Edge Equity Fund, SSgA Life Solutions Balanced Fund, SSgA Life Solutions Growth Fund, and SSgA Life Solutions Income and Growth Fund (individually a "Fund," collectively the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of March 31, 2009. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

	Our examination was conducted in accordance with the attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight
Board (United States), and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those
requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2009, and with respect to agreement of security purchases and sales, for the period from
August 29, 2008 (the date of our last examination) through March 31,
2009:
*	Confirmation of all securities held by institutions in book
entry form on behalf of State Street Corporation ("SSC"),
the Funds' custodian, by the Federal Reserve Bank of Boston
and The Depository Trust Company;
*	Confirmation of all securities held by various sub-
custodians in book entry form;
*	 Confirmation of all investments in affiliated funds by
Boston Financial Data Services, Inc., the Funds' transfer
agent (an affiliated entity of SSC);
*	For securities hypothecated, pledged, placed in escrow, or
out for transfer with brokers, pledgees, or transfer agents, confirmed or verified the subsequent settlement of the
security to cash records provided by SSC or agreed to term
sheets or broker statements obtained from SSC with the
exception of some securities held by SSgA IAM Shares
representing approximately 1% of the SSgA IAM Shares market
value;
*	Reconciliation of all such securities to the books and
records of the Funds and SSC;
*	Confirmation or verification of the subsequent settlement to cash records provided by SSC of all repurchase agreements
with brokers/banks and agreement of underlying collateral
with SSC's records;
*	Confirmation of all loan agreements with agent banks with
the exception of loans held by SSgA High Yield Bond Fund
representing approximately 1% of the Funds' market value;
*	Confirmation of all securities sold short with the
respective broker;
*	Agreement of 20 security purchases and 20 security sales or
maturities since our last report from the books and records of the Funds to trade authorizations provided by SSC;

	We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

	In our opinion, management's assertion that SSgA Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2009 with respect to securities reflected in the respective investment accounts of the Funds is fairly stated, in all material respects.

	This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
/s/ Deloitte & Touche, LLP
Boston, Massachusetts

March 17, 2010


March 17, 2010
Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116

The following representations, made to the best of our knowledge and belief, are being provided to you in connection with your examination of our assertion, as members of management of SSgA Money Market Fund, SSgA US Government Money Market Fund, SSgA Prime Money Market Fund, SSgA Tax Free Money Market Fund, SSgA US Treasury Money Market Fund, SSgA Bond Market Fund, SSgA Intermediate Fund, SSgA High Yield Bond Fund, SSgA Disciplined Equity Fund, SSgA Small Cap Fund, SSgA Tuckerman Active REIT Fund, SSgA IAM Shares Fund, SSgA Directional Core Equity Fund, SSgA Enhanced Small Cap Fund, SSgA Core Edge Equity Fund, SSgA Emerging Markets Fund, SSgA International Stock Selection Fund, SSgA Life Solutions Balanced Fund, SSgA Life Solutions Growth Fund, and SSgA Life Solutions Income and Growth Fund (individually a "Fund," collectively the "Funds"), that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2009, and from August 29, 2008 through March 31, 2009, with respect to securities reflected in the investment accounts of the Funds:

1.	We are responsible for complying with the requirements of
subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds" compliance with the requirements of subsections (b) and
(c) of rule 17f-2 as of March 31, 2009, and from August 29, 2008 through March 31, 2009.

2.	The Funds' management has made available to you all financial records and related data that would have a bearing on the purpose of your examination.

3.	The Funds' have satisfactory title to all owned assets, and
there are no liens or encumbrances on such assets nor has any asset been pledged as collateral except in such instances management has made you aware of such circumstances.

4.	There have been no:

a.	Fraud involving management or employees who have
significant roles in internal control.

b.	Instances of material noncompliance from August 29, 2008
through March 31, 2009.

c.	There have been no communications from regulatory agencies
regarding the Funds' compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment
Company Act of 1940.

5.	No events pertaining to the Funds have occurred subsequent to
March 31, 2009 that would have a material effect on our assertion or that should be disclosed in order to keep our assertion from being misleading.



Jim Ross
President & Principal
Executive Officer

Mark Swanson
Treasurer and Principal
Accounting Officer